

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2104

Via E-mail
Neil Dougherty
Senior Vice President and Chief Financial Officer
Keysight Technologies, Inc.
1400 Fountaingrove Parkway
Santa Rosa, CA 95403

> **Re:** **Keysight Technologies, Inc.**
> **Amendment No. 5 to Registration Statement on Form 10**
> **Filed August 13, 2014**
> **File No. 001-36334**

Dear Mr. Dougherty:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibits

1. Please provide the agreement to furnish omitted information as indicated in the last sentence of Regulation S-K Item 601(b)(2).

Exhibit 10.11

2. Please tell us when you will know the information currently omitted from Appendix B.

Exhibit 99.1

Unaudited Pro Forma Condensed Combined Balance Sheet, page 34

3. We note your response to comment 4. For each pro forma adjustment presented, please quantify the gross impact on <u>each</u> line item of the pro forma balance sheet or income

statement within each footnote, or on the face of the pro forma statements. For example, please quantify the impact of pro forma adjustment (F) on Agilent net investment.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39</u>

4.   Please tell us whether your revised agreements with Agilent as filed as exhibits to this registration statement or otherwise will cause your expenses to differ materially from the historic expenses that you have disclosed in this section.

<u>Collaboration Agreement, page 123</u>

5.   We note your response to prior comment 6. Please revise your disclosure to clarify whether you are transferring design and manufacturing capability or services. If services, please clarify the nature of the services.

<u>Description of Keysight's Capital Stock, page 136</u>

6.   Please provide us your analysis of whether exhibit 3.1 or 3.2 provides your post-spinoff security holders rights that differ materially from the rights they currently have as Agilent security holders. See Schedule 14A Item 14(b)(4).

<u>Removal of Directors, page 138</u>

7.   Please disclose the vote required for removal per Article VI section 4 of exhibit 3.1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement *from the company* acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Neil Dougherty
Keysight Technologies, Inc.
August 28, 2014
Page 3

You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Stephen Williams